Exhibit 23.1


The Board of Directors
Pannonian Energy Inc.

We consent to incorporation by reference in the registration statement (No. 333-55218) on Form S-3 and the registration statement (No. 333-45560) on Form S-8 of First Ecom.com, Inc. of our report dated September 20, 2001 relating to the consolidated balance sheet of Pannonian Energy Inc. and subsidiaries (a Development Stage Company) as of December 31, 2000, the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended, and cumulative amounts from inception to December 31, 2000, which report appears in this Current Report on Form 8-K/A of First Ecom.com, Inc.


Wheeler Wasoff, P.C.
Denver, Colorado
October 31, 2001